SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission file number: 001-35223

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BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On September 25, 2020, BioLineRx Ltd. (the “Company”) entered into an at-the-market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC, as agent (“H.C. Wainwright”), pursuant to which the Company may offer and sell, from time to time through H.C. Wainwright, as sales agent, American Depositary Shares, each representing fifteen ordinary shares, par value NIS 0.1 per share of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $25.0 million (the “ADSs”).

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-222332) filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 28, 2017 and declared effective by the SEC on January 19, 2018, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated September 25, 2020 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Prospect Supplement, the Company may offer and sell ADSs having an aggregate offering price of up to $1,800,000.

Pursuant to the Offering Agreement, H.C. Wainwright may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act, including sales made by means of ordinary brokers’ transactions, including on The Nasdaq Capital Market, at market prices or as otherwise agreed with H.C. Wainwright. H.C. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ADSs pursuant to the Offering Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of the ADSs under the Offering Agreement. The offering of ADSs pursuant to the Offering Agreement will terminate upon the earliest of (a) the sale of all of the ADSs subject to the Offering Agreement and (b) the termination of the Offering Agreement by H.C. Wainwright or the Company, as permitted therein.

The Company will pay H.C. Wainwright a commission rate equal to 3.0% of the gross sales price from each sale of ADSs pursuant to the Offering Agreement and has agreed to provide H.C. Wainwright with customary indemnification and contribution rights.

The Company will also reimburse H.C. Wainwright for certain specified expenses in connection with entering into the Offering Agreement. The Offering Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

 Effective September 24, 2020, that certain At-the-Market Sales Agreement, dated October 31, 2017 between the Company and BTIG, LLC was terminated.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Attached hereto are the following exhibits:

Exhibit No.	Description

5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company

10.1	At-the-Market Sales Agreement, dated September 25, 2020, between BioLineRx Ltd. and H.C. Wainwright & Co., LLC

23.1	Consent of Yigal Arnon & Co., Israeli Counsel to the Company (included in Exhibit 5.1)

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, including, without limitation, the Company's registration statement on Form F-3 (File No. 333-222332).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: September 25, 2020